Filed Pursuant to Rule 433
Registration Statement No. 333-208442

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated February 21, 2017 and Prospectus dated December 17, 2015)

MANULIFE FINANCIAL CORPORATION

US$750,000,000 4.061% SUBORDINATED NOTES DUE 2032

FINAL TERM SHEET

FEBRUARY 21, 2017

This term sheet should be read together with the Preliminary Prospectus Supplement, dated February 21, 2017 (the “Preliminary Prospectus Supplement”), and related registration statement (including a base shelf prospectus dated December 17, 2015, and together with the Preliminary Prospectus Supplement, the “Prospectus”). This term sheet is qualified in its entirety by reference to the Prospectus. The information in this term sheet supplements the Prospectus and supersedes the information in the Prospectus to the extent inconsistent with the information in the Prospectus. Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Prospectus.

Issuer:	Manulife Financial Corporation (the “Company”)

Title of Security:	4.061% Subordinated Notes due 2032 (the “Notes”)

Aggregate Principal Amount Offered:	US$750,000,000

Maturity:	February 24, 2032

Price to Public:	100.000% per Note and accrued interest, if any

Net Proceeds to the Company before Expenses:	US$746,625,000

Underwriting Discount:	0.450%

Reset Date:	February 24, 2027

Interest Rate:	4.061% per year from, and including, February 24, 2017, to, but excluding, the Reset Date.

Reset Interest Rate:	From, and including, the Reset Date, to, but excluding, February 24, 2032, at a rate per year equal to the 5-Year Mid-Swap Rate plus 1.647%.

“5-Year Mid-Swap Rate” means (i) the 5-year semi-annual mid-swap rate as displayed on the Reset Screen Page on the Reset Interest Determination Date or (ii) if the 5-year semi-annual mid-swap rate does not appear on the Reset Screen Page on the Reset Interest Determination Date, the Reset Reference Bank Rate on the Reset Interest Determination Date, in either case, as determined by the Company, whose determination will be final and binding.

“Reset Screen Page” means Bloomberg page “USISDA05” (or any successor page or, if a successor page is unavailable, the equivalent page of Reuters or any comparable provider) as at 11:00 a.m. (New York time).

“Reset Interest Determination Date” means the day falling two Business Days prior to the Reset Date.

“Reset Reference Bank Rate” means the percentage rate determined on the basis of the 5-Year Mid-Swap Rate Quotation provided by five leading swap dealers in the interbank market (selected by the Company) to the Company at approximately 11:00 a.m. (New York time) on the Reset Interest Determination Date. If at least three quotations are provided, the 5-Year Mid-Swap Rate will be the arithmetic mean of the quotations calculated by the Company, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If only two quotations are provided, the 5-Year Mid-Swap Rate will be the arithmetic mean calculated by the Company of the quotations provided. If only one quotation is provided, the 5-Year Mid-Swap Rate will be the quotation provided. If no quotations are provided, the 5-Year Mid-Swap Rate shall be equal to the last available 5-year semi-annual mid-swap rate on the Reset Screen Page.

“5-Year Mid-Swap Rate Quotation” means, in each case, the arithmetic mean of the bid and offered rates for the semi-annual fixed leg (calculated by the Company on a basis of a 360-day year consisting of twelve 30-day months) of a fixed-for-floating U.S. dollar interest rate swap which (i) has a term of five years commencing on the Reset Date, (ii) is in an amount that is representative of a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market and (iii) has a floating leg based on the 3-month U.S. dollar LIBOR (calculated by the Company on the basis of the actual number of days elapsed in a 360-day year).

Re-Offer Yield:	4.061%

Treasury Price and Yield:	98-13; 2.431%

Spread to Benchmark Treasury:	T + 163 basis points

Spread to 10-Year Mid-Swap Rate:	10-Year Mid-Swap Rate + 164.7 basis points

Benchmark Treasury:	2.250% due February 15, 2027

Expected Ratings:[1]	S&P: A- / Fitch: BBB+

Interest Payment Dates:	February 24 and August 24 of each year, beginning on August 24, 2017.

Optional Redemption:	The Company may, at its option, redeem the Notes, in each case, in whole, but not in part, with the prior approval of the Superintendent of Financial Institutions (Canada) (the “Superintendent”), (i) on the Reset Date, (ii) at any time within 90 days following a Regulatory Event, and (iii) at any time following a Tax Event, in each case, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Ranking and Subordination:	The Notes will be direct, unsecured obligations of the Company and will be subordinated in right of payment to all Senior Indebtedness and Policy Liabilities of the Company and equal in right of payment to all other Subordinated Indebtedness of the Company. The Notes will constitute Subordinated Indebtedness for purposes of the Insurance Companies Act (Canada).

Events of Default:

An Event of Default in respect of the Notes will occur if the Company becomes bankrupt or insolvent, consents to the institution of bankruptcy or insolvency proceedings against it, resolves to wind-up or liquidate, is ordered wound-up or liquidated, or makes a general assignment for the benefit of its creditors, or a receiver of a substantial portion of the Company’s property is appointed.

If an Event of Default has occurred and is continuing, either trustee or the holders of not less than 25% of the principal amount of the Notes may declare the principal on all outstanding Notes to be immediately due and payable. However, the holders of a majority in principal amount of the Notes by written notice to the trustees may, under certain circumstances, instruct the trustees to waive any Event of Default and/or to cancel any such declaration.

[1]	These securities ratings have been provided by S&P and Fitch, respectively. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

There is no right of acceleration in the case of a breach in the performance of any covenant of the Company in the indenture, including a failure to pay amounts due on the Notes, although a legal action could be brought by the trustees to enforce such covenant.

Trade Date:	February 21, 2017

Settlement Date:	February 24, 2017 (T+3)

CUSIP/ISIN:	56501R AE6 / US56501RAE62

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Goldman, Sachs & Co.

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

Standard Chartered Bank

Wells Fargo Securities, LLC

ANZ Securities, Inc.

Barclays Capital Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

The Company has filed a registration statement (including a base shelf prospectus dated December 17, 2015) and a preliminary prospectus supplement dated February 21, 2017 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You can obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (800) 831-9146, E-mail: prospectus@citi.com, J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk – 3rd floor, Tel: (212) 834-4533, or Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014, Attention: Prospectus Department, Telephone: (866) 718-1649, E-mail: prospectus@morganstanley.com.